May 7, 2025

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Mr. Donial Dastgir and Ms. Kayla Roberts

Re:	Verizon ABS II LLC
Verizon Master Trust
Post-Effective Amendment No. 1 to Registration Statement on Form SF-3
Filed April 4, 2025
File Nos. 333-278415 and 333-278415-01

Dear Mr. Dastgir and Ms. Roberts:

On April 4, 2025, our client, Verizon ABS II LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 1 to Registration Statement on Form SF-3 (the “Initial Post-Effective Amendment”), including a form of prospectus for use in offering asset-backed notes (the “Initial Prospectus”).  On April 18, 2025, we received a letter containing your comments (the “Comments”) to the Initial Post-Effective Amendment.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Post-Effective Amendment No. 2 to Registration Statement, including an amended form of prospectus (the “Amended Prospectus”).   Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Comments and headings remain to the Initial Prospectus, while references to page numbers of the prospectus in the Responses are to the Amended Prospectus.

Post-Effective Amendment No. 1 to Registration Statement on Form SF-3

General

1.
Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as this offering.

2.
We note your disclosure in the Explanatory Note that you are filing this post-effective amendment to "permit Verizon ABS II LLC and Verizon Master Trust to offer certain previously issued but retained asset-backed notes under this Registration Statement." We also note the disclosure on the cover page of the form of prospectus that "The Class [_] notes were initially offered but retained." It is not clear to us that the terms "issued" and "offered" have the same meaning. Please advise or, alternatively, revise here and throughout your form of prospectus as necessary for consistency.

Response:  The term “issued” with respect to the notes was intended to describe all asset-backed notes that were issued by Verizon Master Trust as part of a series.  The Initial Prospectus contemplated that certain classes of issued notes of a series would be offered for sale to unaffiliated purchasers by the related prospectus and also contemplated that a class of issued notes of that series would not be offered for sale to unaffiliated purchasers by that related prospectus.  Therefore, the phrase “offered but retained” was intended to describe a class of asset-backed notes of a series which Verizon Master Trust intended to sell to unaffiliated purchasers but ultimately retained.  We direct your attention to the cover page and pages 9, 17, 99, 198 and S-I-5 of the Amended Prospectus where we have revised the form of prospectus for consistency and clarity.  We further direct your attention to the Explanatory Note where we have revised the statement to clarify that the post-effective amendment is being filed to permit Verizon ABS II LLC and Verizon Master Trust to offer certain previously issued and offered asset-backed notes that were previously retained by Verizon ABS II LLC or its affiliate.

3.	With respect to the previously offered and/or issued but retained asset-backed notes, please tell us the following:

•	The circumstances under which a class of asset-backed notes may be offered but ultimately retained;

Response:  Generally, a class of asset-backed notes may be offered but ultimately retained by the issuer under various circumstances, the main one of which is market dynamics at the time of such offering.  For example, if market conditions are unfavorable or investors choose not to purchase a specific class of asset-backed notes due to the anticipated pricing for such class of asset-backed notes, the Company or its affiliate might choose to retain such class of asset-backed notes rather than selling them to the public.

•	Whether the retained asset-backed notes that the registrants intend to offer were previously publicly registered and the associated filing fee was paid;

Response:  On behalf of the Company, we confirm that the retained asset-backed notes that the registrants intend to offer were previously publicly registered and the associated filing fee was paid.

•
Whether the registrants contemplate that the retained asset-backed notes would be offered and sold subject to the same prospectus as classes of newly-registered asset-backed notes or, alternatively, would be offered and sold separately; and

Response:  On behalf of the Company, we confirm that the retained asset-backed notes would be offered and sold separately from classes of newly-registered asset-backed notes.

•	Whether and, if so, how the offer and sale of the retained asset-backed notes to unaffiliated purchasers would impact noteholders in the earlier deals.

Response:  The transaction documents provide that asset-backed notes held by the Company or its affiliates are disregarded for purposes of determining whether the requisite noteholders have given any request, demand, authorization, direction, notice, consent or waiver under any transaction documents for a series.  Thus, the offer and sale of asset-backed notes currently held by affiliates of the Company to unaffiliated purchasers will dilute the voting power of the noteholders in the earlier deals, though we note that as affiliates of the Company have retained the entirety of each retained class of asset-backed notes, there will be no affected noteholders holding the same class as the existing classes of retained asset-backed notes.  We note that the Initial Prospectus included a Risk Factor discussing this impact on noteholders in the earlier deals.  We direct your attention to page 83 of the Amended Prospectus where we include the Risk Factor titled “Retention of all or a portion of a class of Notes by the Depositor or an affiliate of the Depositor could adversely affect the market value of your Notes and/or limit your ability to resell your Notes.”  The sale of the retained asset-backed notes will not have any other implications for existing noteholders under the transaction documents; however, such sale may affect the market value or liquidity of existing notes of the same series, though the extent of such impact (if any) is difficult to predict.

Forward-Looking Statements, page 6

4.
We note your statement that you undertake no obligation to update any forward looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response:  We direct your attention to the statement under the heading “Forward-Looking Statements” where we state that “The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise, except as and to the extent required by the federal securities laws.”

We further direct your attention to page 6 of the Amended Prospectus, where we have revised the statement included in the immediately preceding sentence to clarify that this information will be updated to the extent required by applicable law, rather than solely federal securities laws.

Should you have any further questions or comments please contact me at 212‑309‑6260.

Regards,
/s/ Harlyn Bohensky
Harlyn Bohensky

cc:            Karrie Schweikert, Esq., Verizon